UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

NKGen Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

65488A101

(CUSIP Number)

Sangwoo Park

NKMAX Co., Ltd.

3001 Daimler St.

Santa Ana, CA 92705

(949) 396-6830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65488A101

1.	Name of Reporting Persons Sangwoo Park
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 734,466(1)
	8.	Shared Voting Power 14,636,167(2)
	9.	Sole Dispositive Power 734,466(1)
	10.	Shared Dispositive Power 14,636,167(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,370,633(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 63.4%(4)
14.	Type of Reporting Person (see instructions) IN

(1) Consists of (i) 397,378 shares of NKGen Biotech, Inc. (herein referred to as “NKGen” or the “Issuer”) common stock, $0.0001 par value per share (the “Common Stock”) held of record by Mr. Park and (ii) 337,088 shares of Common Stock issuable to Mr. Park pursuant to options exercisable within 60 days.

(2) Consists of (i) 12,620,612 shares of Common Stock held of record by NKMAX Co., Ltd. (“NKMAX”), (ii) 1,000,000 shares of Common Stock issuable to NKMAX pursuant to the exercise of warrants exercisable within 60 days, and (iii) 1,015,555 shares of Common Stock issuable to NKMAX pursuant to the conversion of principal and accrued but unpaid paid-in-kind (“PIK”) interest of certain convertible notes within 60 days. Mr. Park is the Chairman and Chief Executive Officer of NKMAX and may be deemed to share voting and dispositive power with respect to the securities reported herein. Mr. Park disclaims beneficial ownership of the shares of Common Stock held by NKMAX except to the extent of his pecuniary interest therein.

(3) Consists of the shares of Common Stock in footnotes (2) and (3).

(4) The calculation is based on dividing (i) the aggregate number of shares of Common Stock beneficially owned by Mr. Park as set forth in Row 11 by (ii) the sum of (a) 21,888,976 shares of Common Stock outstanding as of October 2, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on October 5, 2023 and (b) 337,088 shares of Common Stock issuable to Mr. Park pursuant to options, (c) 1,000,000 shares of Common Stock issuable to NKMAX pursuant to the exercise of warrants, and (d) 1,015,555 shares of Common Stock issuable to NKMAX pursuant to the conversion of the outstanding principal and PIK accrued interest under the convertible note held by NKMAX.

CUSIP No. 65488A101

1.	Name of Reporting Persons NKMAX Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,636,167 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,636,167 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,636,167 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 61.2%(2)
14.	Type of Reporting Person (see instructions) 00

(1) Consists of (i) 12,620,612 shares of Common Stock held of record by NKMAX, (ii) 1,000,000 shares of Common Stock issuable to NKMAX pursuant to the exercise of warrants exercisable within 60 days, and (iii) 1,015,555 shares of Common Stock issuable to NKMAX pursuant to the conversion of principal and accrued but unpaid PIK interest of certain convertible notes within 60 days. Mr. Park is the Chairman and Chief Executive Officer of NKMAX and may be deemed to share voting and dispositive power with respect to the securities reported herein. Mr. Park disclaims beneficial ownership of the shares of Common Stock held by NKMAX except to the extent of his pecuniary interest therein.

(2) The calculation is based on dividing (i) the aggregate number of shares of Common Stock beneficially owned by NKMAX as set forth in Row 11 by (ii) the sum of (a) 21,888,976 shares of Common Stock outstanding as of October 2, 2023 as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on October 5, 2023 and (b) 1,000,000 shares of Common Stock issuable to NKMAX pursuant to the exercise of warrants, and (c) 1,015,555 shares of Common Stock issuable to NKMAX pursuant to the conversion of the outstanding principal and PIK interest accrued under the convertible note held by NKMAX.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of NKGen Biotech, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at is 3001 Daimler Street, Santa Ana, California 92705.

Item 2.	Identity and Background

(a)	The persons and entities filing this statement are NKMAX Co., Ltd. (“NKMAX”) and Sangwoo Park (collectively, the “Reporting Persons”). Mr. Park is the Chairman and Chief Executive Officer of NKMAX. The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b)-(c)	The address of the principal place of business of Mr. Park is NKGen Biotech, Inc., 3001 Daimler Street, Santa Ana, California 92705. The address of the principal place of business of NKMAX: 1F/6F, SNUH Healthcare Innovation Park, 172, Dolma-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, 13605, Republic of Korea.

The principal business of NKMAX is focused on advancing and developing immune cell therapies and diagnostics, directly or indirectly through investing in securities, including the securities of the Issuer. As the Chief Executive Officer and Chairman of NKMAX, Mr. Park may be deemed to share voting and dispositive power with respect to the securities of the Issuer beneficially owned by NKMAX. Mr. Park disclaims beneficial ownership over such securities except to the extent of his pecuniary interest therein.

(d)	During the last five years, none of the Reporting Persons hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Park is a citizen of the Republic of Korea and NKMAX was formed under laws of the Republic of Korea.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own an aggregate of 15,370,633 shares of Common Stock of the Issuer as reflected in this Schedule 13D.

Issuer (formerly known as Graf Acquisition Corp. IV) entered into that certain Agreement and Plan of Merger, dated April 14, 2023 (the “Merger Agreement), with Austria Merger Sub, Inc. (“Merger Sub”) and NKGen Operating Biotech, Inc. (formerly NKgen Biotech, Inc.) (“Legacy NKGen”), pursuant to which Merger Sub would merge with an into Legacy NKGen, with Legacy NKGen surviving as a wholly owned subsidiary of Issuer at the Closing (as defined in the Merger Agreement) (the “Merger”). As a result of the Merger and upon the Closing, the Reporting Persons’ (i) shares of Legacy NKGen Common Stock were exchanged for 13,017,990 shares of Common Stock and (ii) options to purchase shares of Legacy NKGen Common Stock were assumed and converted into an option to purchase 337,088 shares of Common Stock within 60 days. The terms of the Merger Agreement are detailed in the Issuer’s Form 8-K filed with the SEC on April 17, 2023. Capitalized terms used in this paragraph but not otherwise defined herein have the meaning provided to such terms in the Merger Agreement.

Separately, in connection with the Merger, NKMAX and the Issuer entered into that certain Securities Purchase Agreement dated September 15, 2023 (the “Securities Purchase Agreement”), pursuant to which Issuer issued and sold and NKMAX purchased, on the Closing Date (as defined in the Merger Agreement): (i) $10.0 million aggregate principal amount of Issuer’s 5.0%/8.0% convertible senior notes due 2027, which are convertible into shares of Common Stock, at NKMAX’s election, at a conversion price of $10.00 per share, subject to adjustment in accordance with the terms of the Securities Purchase Agreement; and (ii) one warrant for each of approximately 1,000,000 shares of Common Stock underlying the convertible notes. Within 60 days of this Schedule 13D, NKMAX has the right to acquire 2,015,555 shares of Common Stock pursuant to the Securities Purchase Agreement as detailed in the Issuer’s form 8-K filed with the SEC on September 18, 2023. All purchases were for cash.

Item 4.	Purpose of Transaction

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein for investment purposes with the aim of increasing the value of their investment and the Issuer. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions, or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations, and subject to the terms and conditions of any agreements between the Reporting Persons and the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, the formation of a syndicate of potential investors in Issuer, and potential business combinations or dispositions involving the Issuer or certain of its businesses. Mr. Park, the Chairman and Chief Executive Officer of NKMAX, currently serves as director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director.

Notwithstanding anything contained herein, the Reporting Persons intend to review their investment in the Issuer and the Issuer’s performance and market conditions periodically and to take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Accordingly, the Reporting Persons specifically reserve the right to change their intention with respect to any or all such matters described above. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: Issuer’s business and prospects; other developments concerning Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; and prevailing market conditions, including the market price of the securities of Issuer.

Except as set forth in this Item 4, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. As such, pursuant to Rule 13d-3 under the Exchange Act, such group may be deemed to beneficially own an aggregate of 15,370,633 shares of Common Stock, which consists (i) 337,088 shares of Common Stock issuable to Mr. Park pursuant to options, (ii) 1,000,000 shares of Common Stock issuable to NKMAX pursuant to the exercise of warrants, and (iii) 1,015,555 shares of Common Stock issuable to NKMAX pursuant to the conversion of the outstanding principal and accrued PIK interest accrued under the convertible note held by NKMAX, representing in the aggregate approximately 63.4% of the issued and outstanding shares of Common Stock, as calculated pursuant to Rule 13d-3 under the Exchange Act.

(c)       Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the last sixty (60) days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety to this Item 6.

Lock Up Agreement

In connection with the business combination, NKMAX and Mr. Park entered into lockup agreements pursuant to which such each agreed, subject to certain exceptions, to not transfer any shares of Common Stock held by them for a period of 180 days after the closing. Notwithstanding the foregoing, the lockup with respect to the Lockup Shares held by NKMAX and its permitted transferees will end (i) with respect to 50% of their Lockup Shares, the earlier of (x) the date that is 12 months after the Closing Date and (y) the occurrence of the First Early Release Event and (ii) with respect to the remaining 50% of their Lockup Shares, the earlier of (x) the date that is 24 months after the Closing Date and (y) the occurrence of the Second Early Release Event, provided that with respect to NKMAX, such lockup shares shall not apply to any shares of Common Stock that may be issued to NKMAX upon conversion of the 2027 Convertible Notes or pursuant to exercise of the SPA Warrants held by NKMAX. The foregoing description of the Lock Up Agreement is qualified in its entirety by the terms and conditions of the Lock-Up Agreement, the form of which is attached as Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2023, and is incorporated herein by reference. Capitalized terms used in this paragraph but not otherwise defined herein have the meaning provided to such terms in the Lock Up Agreement.

Registration Rights Agreement

In connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, Issuer, NKMax, Mr. Park and the other parties thereto entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, Issuer agreed to file, not later than 30 days after the Closing Date, a registration statement to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain Issuer securities that are held by the parties thereto (the “Registrable Securities”). Pursuant to the Amended and Restated Registration Rights Agreement, subject to certain requirements and customary conditions, Issuer also grants piggyback registration rights and demand registration rights to the parties thereto, will pay certain expenses related to such registration and will indemnify the parties thereto against certain liabilities related to such registration. The Amended and Restated Registration Rights Agreement will terminate with respect to any party thereto, on the date that such party no longer holds any Registrable Securities. The terms of the Amended and Restated Registration Rights Agreement are described in the Proxy Statement/Prospectus in the section entitled “Ancillary Agreements Related to the Business Combination – A&R Registration Rights Agreement” on page 168 of the Proxy Statement/Prospectus.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by the full text of the Amended and Restated Registration Rights Agreement, a copy of which is filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2023 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Description

1.*	Joint Filing Agreement

2.	Form of Lockup Agreement (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed on October 5, 2023)

3.	Amended and Restated Registration Rights Agreement, dated September 29, 2023 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on September 26, 2023)

4.	Securities Purchase Agreement, dated September 15, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 18, 2023)

*Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2023

NKMAX CO., LTD.

By:	/s/ Sangwoo Park

Name: Sangwoo Park

Title: Chairman

SANGWOO PARK

/s/ Sangwoo Park

Sangwoo Park